UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Spirit AeroSystems Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

848574 109

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*    The original Schedule 13G was filed with the United States Securities and Exchange Commission on February 14, 2007 under (CIK) 1349682, whereas this Amendment No. 3 to the Schedule 13G is being filed under (CIK) 1364885.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1(a) Name of Issuer	8
Item 1(b) Address of Issuer’s Principal Executive Offices:	8
Item 2(a) Name of Persons Filing:	8
Item 2(b) Address of Principal Business Office or, if none, Residence:	8
Item 2(c) Citizenship:	9
Item 2(d) Title of Class of Securities:	9
Item 2(e) CUSIP No.:	9
Item 3 If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:	9
Item 4 Ownership:	9
Item 5 Ownership of Five Percent or Less of a Class:	10
Item 6 Ownership of More than Five Percent on Behalf of Another Person:	10
Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:	10
Item 8 Identification and Classification of Members of the Group:	10
Item 9 Notice of Dissolution of Group:	10
Item 10 Certification:	10
SIGNATURE	11
INDEX TO EXHIBITS	13

CUSIP No. 848574109	13G

(1)	Name of Reporting Person Onex Corporation

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power 0 shares.

(6) Shared Voting Power 0 shares.

(7) Sole Dispositive Power 0 shares.

(8) Shared Dispositive Power 0 shares.

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares.

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 0.00%

(12)	Type of Reporting Person (See Instructions) CO

CUSIP No. 848574109	13G

(1)	Name of Reporting Person Onex Partners LP

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power 0 shares.

(6) Shared Voting Power 0 shares.

(7) Sole Dispositive Power 0 shares.

(8) Shared Dispositive Power 0 shares.

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares.

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 0.00%

(12)	Type of Reporting Person (See Instructions) PN

CUSIP No. 848574109	13G

(1)	Name of Reporting Person OAH Wind LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power 0 shares.

(6) Shared Voting Power 0 shares.

(7) Sole Dispositive Power 0 shares.

(8) Shared Dispositive Power 0 shares.

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares.

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 0.00%

(12)	Type of Reporting Person (See Instructions) OO

CUSIP No. 848574109	13G

(1)	Name of Reporting Person Onex US Principals LP

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power 0 shares.

(6) Shared Voting Power 0 shares.

(7) Sole Dispositive Power 0 shares.

(8) Shared Dispositive Power 0 shares.

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares.

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 0.00%

(12)	Type of Reporting Person (See Instructions) PN

CUSIP No. 848574109	13G

(1)	Name of Reporting Person Gerald W. Schwartz

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power 0 shares.

(6) Shared Voting Power 0 shares.

(7) Sole Dispositive Power 0 shares.

(8) Shared Dispositive Power 0 shares.

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares.

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 0.00%

(12)	Type of Reporting Person (See Instructions) IN

CUSIP No. 848574109	13G

Item 1(a)                     Name of Issuer:

Spirit AeroSystems Holdings, Inc.

Item 1(b)                     Address of Issuer’s Principal Executive Offices:

3901 South Oliver

Wichita, Kansas 67210

Item 2(a)                     Name of Persons Filing:

Onex Corporation

Onex Partners LP

OAH Wind LLC

Onex US Principals LP

Gerald W. Schwartz

Onex Corporation, Onex Partners LP, OAH Wind LLC, Onex US Principals LP and Mr. Schwartz (the “Group”) are filing the statement jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. See Exhibit 1 for their Joint Filing Agreement.  On November 5, 2014, Wind EI II LLC, a Delaware limited liability company merged with and into Wind Executive Investco LLC, a Delaware limited liability company, with Wind Executive Investco LLC surviving, by filing a Certificate of Merger with the Secretary of State of Delaware.  As a result of the merger, Wind EI II LLC ceased to exist as a Delaware corporate entity and thus it is no longer a member of the Group.  On December 3, 2014, Onex Spirit Co-Invest LP, a Delaware limited partnership was dissolved, by the filing of a Certificate of Cancellation with the Secretary of State of Delaware.  As a result of the dissolution, Onex Spirit Co-Invest LP ceased to exist as a Delaware partnership and thus it is no longer a member of the Group.

Item 2(b)       Address of Principal Business Office or, if none, Residence:

The address for the principal business office of each of Onex Corporation and Gerald W. Schwartz is:

161 Bay Street P.O. Box 700

Toronto, Ontario, Canada M5J 2S1

The address for the principal business office of Onex Partners LP is:

c/o Onex Investment Corporation

712 Fifth Avenue

New York, New York 10019

The address for the principal business office of each of OAH Wind LLC and Onex US Principals LP is:

421 Leader Street

Marion, Ohio 43302

CUSIP No. 848574109	13G

Item 2(c)                      Citizenship:

Onex Partners LP and Onex US Principals LP are Delaware limited partnerships. OAH Wind LLC is a Delaware limited liability company. Onex Corporation is an Ontario, Canada corporation. Gerald W. Schwartz is a citizen of Canada.

Item 2(d)                     Title of Class of Securities:

Class A Common Stock, par value $0.01 per share.

Item 2(e)       CUSIP No.:

848574109

Item 3            If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(k) ☒   Group, in accordance with § 240.13d-1(b)(1)(ii)(K)

Item 4            Ownership:

(a) Amount beneficially owned:

Onex Corporation	0
Onex Partners LP	0
OAH Wind LLC	0
Onex US Principals LP	0
Gerald W. Schwartz	0

(b) Percent of class:

Onex Corporation	0.00%
Onex Partners LP	0.00%
OAH Wind LLC	0.00%
Onex US Principals LP	0.00%
Gerald W. Schwartz	0.00%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

Onex Corporation	0
Onex Partners LP	0
OAH Wind LLC	0
Onex US Principals LP	0
Gerald W. Schwartz	0

(ii) Shared power to vote or to direct the vote:

Onex Corporation	0
Onex Partners LP	0
OAH Wind LLC	0
Onex US Principals LP	0
Gerald W. Schwartz	0

CUSIP No. 848574109	13G

(iii) Sole power to dispose or to direct the disposition of:

Onex Corporation	0
Onex Partners LP	0
OAH Wind LLC	0
Onex US Principals LP	0
Gerald W. Schwartz	0

(iv) Shared power to dispose or to direct the disposition of:

Onex Corporation	0
Onex Partners LP	0
OAH Wind LLC	0
Onex US Principals LP	0
Gerald W. Schwartz	0

Item 5            Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒

Item 6            Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7                                    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8            Identification and Classification of Members of the Group:

Not applicable.

Item 9            Notice of Dissolution of Group:

Not applicable.

Item 10          Certification:

Not applicable.

CUSIP No. 848574109	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2015

ONEX CORPORATION

By:	/s/ Donald W. Lewtas
Name: Donald W. Lewtas
Title: Chief Financial Officer

By:	/s/ Andrea E. Daly
Name: Andrea E. Daly
Title: Vice President, General Counsel and Secretary

ONEX PARTNERS LP By: Onex Partners GP LP, its General Partner By: Onex Partners Manager LP, its Agent By: Onex Partners Manager GP ULC, its General Partner

By:	/s/ Robert M. Le Blanc
Name: Robert M. Le Blanc
Title: Senior Managing Director

By:	/s/ Joshua Hausman
Name: Joshua Hausman
Title: Managing Director

OAH WIND LLC

By:	/s/ Robert M. Le Blanc
Name: Robert M. Le Blanc
Title: Director

By:	/s/ Joshua Hausman
Name: Joshua Hausman
Title: Director

CUSIP No. 848574109	13G

ONEX US PRINCIPALS LP By: Onex American Holdings GP LLC, its General Partner

By:	/s/ Robert M. Le Blanc
Name: Robert M. Le Blanc
Title: Director

GERALD W. SCHWARTZ

By:	/s/ Donald W. Lewtas
Name: Donald W. Lewtas
Title: Power of Attorney

CUSIP No. 848574109	13G

INDEX TO EXHIBITS

Exhibit

1.                                      Joint Filing Agreement incorporated by reference to the Schedule 13G filed with the Securities and Exchange Commission by Onex Corporation, Gerald W. Schwartz, Onex Partners LP, OAH Wind LLC, Onex Spirit Co-Invest LP, Wind EI II LLC and Onex US Principals LP on February 14, 2007.

2.                                      Power of Attorney incorporated by reference to the Amendment to Form 4 to Dura Automotive Systems, Inc. filed with the United States Securities and Exchange Commission by Gerald W. Schwartz on September 10, 1996.